Exhibit 99.1

Press Contact:
Jonathan Stotts
Actimize
+1-212-994-3865
jonathan.stotts@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1 877 245 7449
daphna.golden@nice.com

Banco Espírito Santo Selects & DeploysActimize, a NICE Systems Company, Brokerage Compliance Market Abuse Solution

Actimize expands into Portugal, with Large Local Bank Leading the Way in Tackling Market Abuse and Insider Dealing

NEW YORK & LONDON – October 7, 2009 – Actimize, the largest and broadest provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that Banco Espírito Santo, listed on the Euronext 100 index, is leading the way in the Portuguese financial market by deploying Actimize’s Brokerage Compliance Market Abuse solution to identify and report suspicious transactions. The first phase of the programme has been deployed and is expected to go live in the fourth quarter of this year.

Banco Espírito Santo, one of Portugal’s leading banks, is implementing a best of breed market abuse solution to help it comply with the Market Abuse Directive. The bank, which trades on both the Portuguese Euronext Lisbon and Spanish Bolsas y Mercados Españoles (BME) exchanges, monitors market events in both regions.

“Actimize is the clear market leader in this field with a set of proven technologies and solutions and we are confident that deploying Actimize solutions will help us further strengthen our reputation in the industry and reaffirm client confidence in our high ethical and business standards”, said João Martins Pereira, head of group compliance at Banco Espírito Santo.

Actimize’s Market Abuse solution has set the standard in Europe, enabling large to mid-sized businesses to increase their insight into suspicious behaviour and improve risk and compliance performance. The solution, used by many top global financial services organisations, helps firms comply with regulatory requirements from the Financial Services Authority, Autoriteit Finanicele Markten (AFM), Autorité des Marchés Financiers (AMF), Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), Comissão do Mercado de Valores Mobiliários (CMVM), La Comisión Nacional del Mercado de Valores (CNMV), and other European regulators by monitoring and detecting suspicious transactions and automatically distributing alerts directly to relevant users within an intuitive case management workflow environment. The system uses several analytical methods to assign priority scores to alerts, thus improving the efficiency of regulators, trading managers and compliance staff. Actimize solutions are all built on a single technological platform, which provides lower total cost of ownership (TCO) as compared to siloed solutions and gives firms the flexibility to incrementally add new solutions over time.

“Banco Espírito Santo’s selection of Actimize places it within an elite group of financial institutions using the latest generation of technology to combat Market Abuse and Employee Conflicts of Interest,” said Bruno Piers de Raveschoot, Vice President – Europe of Actimize. “In the current economic climate, banks are encouraged to remain vigilant and work closely with the regulators to reinforce regulation and maintain market confidence. Our solutions assist trading managers and compliance staff to achieve these goals while improving their efficiency by monitoring across a variety of market instruments and providing accurate, scored alerts within a highly flexibility investigative environment with built in workflow and logic.”

About Banco Espírito Santo
Banco Espírito Santo is one of Portugal’s leading banks with more than 700 branches over 9000 staff and a vast experience of dealing with international clients. The Group’s principal activities are retail banking, private banking and asset management, corporate banking and investment banking in Portugal. The Group complements its domestic activity with international business focused in Spain, Angola and Brazil.

About Actimize
Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behaviour and improve risk and compliance performance. Actimize technology processes billions of transactions a day for many of the world’s top banks and brokerages. Actimize, a NICE Systems company, has offices in New York, Israel, London and Tokyo. For more information, go to www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions™ solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.